FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August 2005
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

M E D I A R E L E A S E
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 644-2400
Dir
+27 11 644-2460
Fax +27 11 484-0639
www.goldfields.co.za
Enquires
South Africa
Willie Jacobsz
Tel +27 11 644-2630
Fax +27 11 484-0639
Nerina Bodasing
Tel +27 11 644-2460
Fax +27 11 484-0639
North America
Cheryl A Martin
Tel +1 303 796-8683
Fax +1 303 796-8293
GOLD FIELDS WAGE STRIKE SETTLED
AT AN AVERAGE OF 6.5%
Johannesburg, 12 August 2005. Gold Fields Limited (GFI: JSE
and NYSE) is pleased to announce that it yesterday finalised a two-year wage agreement with Unions and Associations,
effectively bringing to an end the strike that commenced with the evening shift on Sunday, 7 August 2005. This settlement was
reached as part of the industry-wide negotiations coordinated by the South African Chamber of Mines.
All employees are expected to return to work today, Friday, 12
August 2005.
While the settlement for different categories of employees range between 6% and 7%, the weighted impact will be a 6.5%
increase in the salary bill of the Group’s South African
operations for F2006, and for F2007 CPIX plus 1%, or a
minimum of 6%, for the lowest paid employees and CPIX plus
1%, or a minimum of 5,5% for the rest.
Ian Cockerill, Chief Executive Officer of Gold Fields said:
“I am pleased that a mutually acceptable wage increase has
been agreed for Gold Fields. However, moving forward it will be essential for all parties to recognise that we will have to think creatively such that we can ameliorate the impact of these above inflation increases and not jeopardise the long term sustainability of our operations.”
Gold Fields has a range of cost savings and productivity
improvement initiatives in place across all of its operations, through which to mitigate upward cost pressures. Because
labour costs account for approximately 50% of total costs on the
South African operations, the impact of this salary increase on total production costs will be approximately 3%.
ends
Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill
†
(Chief Executive Officer),K Ansah
#
, G J Gerwel, A
Grigorian°, N J Holland
†
(Chief Financial Officer), J M McMahon
†
, G R Parker
‡
, R L Pennant-Rea
†
, P J Ryan, S Stefanovich°,T M G
Sexwale, B R van Rooyen, C I von Christierson
‡
American,
†
British, *Canadian,
#
Ghanaian, °Russian
Corporate Secretary: C Farrel

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 12 August 2005
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title:   Senior Vice President: Investor
Relations and Corporate Affairs